# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GENCOR INDUSTRIES INC, CIK 0000064472
CUSIP: 368678108
Title of class of securities: Gencor Industries Inc.
Address of issuer's principal executive offices: 5201 N ORANGE BLOSSOM TRAIL, 5201 N ORANGE BLOSSOM TRAIL, ORLANDO, Florida (FL), 32810
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085936-25-000003
Filed by CIK 0001085936

## Reporting persons
- SYSTEMATIC FINANCIAL MANAGEMENT LP: type of reporting person: investment adviser (IA); citizenship or place of organization: New Jersey (NJ); sole voting power 605,475; shared voting power 0; sole dispositive power 1,178,065; shared dispositive power 0; aggregate amount beneficially owned 1,178,065 (9.6% of the class)

## Item 1. Issuer
Name of issuer: GENCOR INDUSTRIES INC
Address of issuer's principal executive offices: 5201 N ORANGE BLOSSOM TRAIL, 5201 N ORANGE BLOSSOM TRAIL, ORLANDO, FLORIDA, 32810.

## Item 2. Person Filing
Name of person filing:
Michele Egeberg
Managing Director, Compliance
Address of principal business office or, if none, residence:
300 Frank W. Burr Boulevard, 7th Floor
Teaneck, NJ 07666
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,178,065
Percent of class: 9.55%
Sole power to vote or to direct the vote: 605,475
Shared power to vote or to direct the vote: 0.0
Sole power to dispose or to direct the disposition: 1,178,065
Shared power to dispose or to direct the disposition: 0.0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SYSTEMATIC FINANCIAL MANAGEMENT LP: Michele Egeberg, Managing Director, Compliance (02/13/2025)